Mail Stop 3720

September 27, 2007

By U.S. Mail and facsimile to (905) 863-7386

Mike S. Zafirovski
Chief Executive Officer
c/o Corporate Secretary
Nortel Networks Corporation
195 The West Mall
Toronto A6 M9C 5K1
Canada

> **Re:** **Nortel Networks Corporation**
> **Definitive Schedule 14A**
> **Filed March 16, 2007**
> **File No. 1-07260**

Dear Mr. Zafirovski:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Executive Compensation, page 19

Compensation Discussion and Analysis, page 19

Competitive Compensation, page 20

1.   You state that you "generally target" at the 50th percentile range of the comparator companies and retain the ability to vary the target range. Clearly disclose when the target has been varied and explain why. Also explain what is meant by "competitive with comparator company levels" on page 21 for base salary and short-term incentive compensation.

Elements of Compensation, page 21

Short-Term Incentives, page 21

2.   Your disclosure on page 22 suggests the compensation committee establishes performance targets for the fiscal year during the first quarter. To the extent you have available information regarding such targets for the current fiscal year because you already have set the targets, please include disclosure regarding them in your compensation discussion and analysis or provide analysis consistent with the comment below. See Instruction 2 to Regulation S-K Item 402(b)(2).

3.   You disclose on page 22 the types of company and individual performance measures the committee established for determining incentive compensation for the last fiscal year. For each named executive officer, please disclose the performance targets for these measures. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for such conclusion. Also, disclose how difficult it would be for the executive or how likely it would be for you to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the targets are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target and threshold levels or other factors, provide as much detail as necessary without providing information that would result in competitive harm. To the extent the targets are not stated in quantitative terms, explain how the committee determines the officer's achievement levels for that performance measure.

4.   Please clarify what particular performance targets and threshold levels apply to each named executive officer.

5.   You disclose on page 22 that you revised performance targets due, in part, to your 2005 financial statement restatement. When you revise performance targets during the performance period, please disclose when the revisions were made and the reasons for the revisions.

Long-Term Incentives, page 23

6.   Please discuss more specifically how the committee determined the actual percentage of total target compensation that should comprise long-term incentive compensation awarded to each of the named executive officers. Also, discuss how the committee determined the amount of performance stock unit awards that comprises an officer's performance target.

Executive Termination and Retention Plan, page 24

7.   You describe various termination payment arrangements you have with the named executive officers in this section and in the section starting on page 33. Please discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, discuss why you structured the terms and payout levels of these arrangements as set forth in your disclosure.

Nonqualified Deferred Compensation for Fiscal Year 2006, page 42

8.   Your disclosure on page 43 suggests that you make only matching contributions to an executive officer's account. Please discuss your contributions to Mr. Hackney's account in the last fiscal year, as it appears that he did not make any contributions.

Transactions with Related Persons and Indebtedness, page 60

9.   Clarify whether your related party transaction policy and procedures are in writing. If they are not in writing, disclose how the policy and procedures are evidenced. See Regulation S-K Item 404(b)(1)(iv).

Statement of Corporate Governance Practices, page 62

Independent Compensation Consultants, page 70

10.   Please disclose more specifically the role of your compensation consultant in your compensation processes and decisions. For example, disclose the material elements of the instructions or directions you provided each consultant with respect to the performance of the consultant's duties and the extent to which the consultant conferred with your chief executive officer. See Regulation S-K Item 407(e)(3)(iii).

        Please respond to our comments by October 26, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3350 with any questions.

Sincerely,

Kathleen Krebs
Special Counsel